

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

December 28, 2005

By Facsimile (212) 714-8280 and U.S. Mail
Gina K. Dodge
Wilder Richman Resources Corporation
340 Pemberwick Road
Greenwich, Connecticut 06831

Re: Secured Income L.P.
        Schedule 14D-9
        Filed on December 15, 2005
        File No. 005-54251

Dear Ms. Dodge:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Item 4. The solicitation or Recommendation, page 1

1. We note your disclosure that "[t]he sale of the Properties is currently being negotiated" and state that the highest offers for the Westmont Property and the Fieldpointe Property are $85,000,000 and $25,000,000, respectively. Please revise to elaborate on the status of the process of your properties and your plan for liquidation. For example, please clarify whether you are currently negotiating the sale of all of your properties and disclose the status of each negotiation. The information you disclose should be sufficient to assess status of the sales process and current likelihood that the properties will be purchased. Also, please quantify the number of bona fide bids that you have received for each property and discuss the status of the negotiations with the bidders, including whether any firm offers or terms sheets have been received. Also, assuming that Secured Income is successful in selling its properties, advise whether you have a definitive plan to liquidate the partnership and the anticipated timing of liquidation. If liquidating is contingent upon specific events, please disclose.

2. Please disclose all assumptions made in calculating an estimated liquidation value of $55.00 per Unit, including the assumed sales prices of your properties, the forecasted asset and liability balances and estimated closing costs and transfer taxes.

3. We note that "certain approvals may be required from the lenders and others." Please revise to disclose anticipated approvals and the anticipated timing of the approvals.

4. We refer you to page 5 and the discussion of "Future Distributions," "Proration," "Tax consequences" and the "conditions of the offer." Please expand your disclosure to more clearly explain how these factors support your recommendation not to tender Units in this Offer.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Abbe L. Dienstag, Esquire
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022